1. Name and Address of Reporting Person
Howe, Harold A.
408 Redondo Drive
Jackson, OH 45640
2. Date of Event Requiring Statement
11/12/2002
3. IRS or Social Security Number of Reporting Person (Voluntary)
###-##-####
4. Issuer Name and Ticker or Trading Symbol
Ohio Valley Banc Corp. (OVBC)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
(X) Director                   ( ) 10% Owner
(X) Officer (give title below) ( ) Other (specify below)
Vice President of OVBC
6. If Amendment, Date of Original (Month/Day/Year)
12/15/1998
7. Individual or Joint/Group Filing (Check Applicable Line)
(X) Form filed by One Reporting Person
( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Beneficially Owned
+---------------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Amount of    |3. Owner-  |4. Nature   |
|                                 |   Securities   |   ship    |   of In-   |
|                                 |   Beneficially |   Form:   |   direct   |
|                                 |   Owned        |   Direct  |   Bene-    |
|                                 |                |   (D) or  |   ficial   |
|                                 |                |   Indirect|   Owner-   |
|                                 |                |   (I)     |   ship     |
+---------------------------------+----------------+-----------+------------+
Common Stock with Children           3572.00            D
Common Stock                         4077.00            I         by ESOP
Common Stock                           95.00            I         by Nine Ltd Inc.

TABLE II -- Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)
+-------------+--------+----------+----------------+-----------+-------+-------+
|1.           |2. Date Exercisable|3.              |4.         |5.     |6.     |
|             |   and Expiration  |                |           |Owner- |       |
|             |   Date            |Title and Amount|           |ship   |       |
|             |  (Month/Day/Year) |of Securities   |           |Form of|       |
|             +-------------------+Underlying      |           |Deriv- |       |
|             |        |          |Derivative      |           |ative  |Nature |
|             |        |          |Security        |           |Secur- |of     |
|             |        |          |-------+--------+           |ity:   |In-    |
|             |        |          |       |Amount  |Conversion |Direct |direct |
|             |        |          |       |or      |or Exercise|(D) or |Bene-  |
|Title of     |Date    |          |       |Number  |Price of   |In-    |ficial |
|Derivative   |Exercis-|Expiration+       |of      |Derivative |direct |Owner- |
|Security     |able    |Date      |Title  |Shares  |Security   |(I)    |ship   |
+-------------+--------+----------+-------+--------+-----------+-------+-------+

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ Harold A. Howe

DATE
         11/12/2002